Exhibit 99.2

August 1, 2023

TO THE SHAREHOLDERS OF CASTOR MARITIME INC.

Enclosed is a Notice of the 2023 Annual Meeting of Shareholders (the “Meeting”) of Castor Maritime Inc. (the “Company”), Proxy Statement and related materials. The Meeting will be held at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus, on September 1, 2023 at 6:00 p.m. local time.

At this Meeting, shareholders of the Company will consider and vote upon proposals:

1.	To elect one Class C Director to serve until the 2026 Annual Meeting of Shareholders (“Proposal One”);

2.	To ratify the appointment of Deloitte Certified Public Accountants S.A., as the Company’s independent auditors for the fiscal year of 2023 (“Proposal Two”);

3.
To approve one or more amendments to the Company’s Articles of Incorporation to effect one or more reverse stock splits of the Company’s issued common shares, at a ratio of not less than one-for-two and not more than one-for-100 and in the aggregate at a ratio of not more than one-for-100, inclusive (“Proposal Three”, and together with Proposal One and Proposal Two, the “Proposals”); and

4.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Only holders of record of our common shares, par value $0.001 per share, (the “Common Shares”) and of our Series B Preferred Shares, par value $0.001 per share (the “Series B Preferred Shares” and, together with the Common Shares, the “Shares”) at the close of business on July 3, 2023 will be entitled to vote at the Meeting. Each Common Share then held entitles the holder thereof to one (1) vote and each Series B Preferred Share entitles the holder thereof to one hundred thousand (100,000) votes on the Proposals. The holders of the Common Shares and the Series B Preferred Shares will vote together on the Proposals as a single class.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by shareholders entitled to vote and voting at the Meeting. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders entitled to vote and voting at the Meeting. Adoption of Proposal Three requires the affirmative vote of a majority of the voting power of the total number of Shares issued and outstanding and entitled to vote at the Meeting. You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Sincerely,

/s/ Petros Panagiotidis
Chairman and Chief Executive Officer

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 1, 2023

NOTICE IS HEREBY given that the 2023 Annual Meeting of Shareholders (the “Meeting”) of Castor Maritime Inc. (the “Company”) will be held at 6:00 p.m. local time on  September 1, 2023, at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus, for the following purposes, which are described in more detail in the accompanying Proxy Statement:

1.	To elect one Class C Director to serve until the 2026 Annual Meeting of Shareholders (“Proposal One”);

2.	To ratify the appointment of Deloitte Certified Public Accountants S.A., as the Company’s independent auditors for the fiscal year of 2023 (“Proposal Two”);

3.
To approve one or more amendments to the Company’s Articles of Incorporation to effect one or more reverse stock splits of the Company’s issued common shares, at a ratio of not less than one-for-two and not more than one-for-100 and in the aggregate at a ratio of not more than one-for-100, inclusive (“Proposal Three”, and together with Proposal One and Proposal Two, the “Proposals”); and

4.	To transact other such business as may properly come before the Meeting or any adjournment thereof.

The Board of Directors of the Company has fixed the close of business on July 3, 2023, as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

Only holders of record of our common shares, par value $0.001 per share, (the “Common Shares”) and our Series B Preferred Shares, par value $0.001 per share (the “Series B Preferred Shares” and, together with the Common Shares, the “Shares”) at the close of business on July 3, 2023 will be entitled to vote at the Meeting. Each Common Share then held entitles the holder thereof to one (1) vote and each Series B Preferred Share then held entitles the holder thereof to one hundred thousand (100,000) votes on the Proposals. The holders of the Common Shares and the Series B Preferred Shares will vote on the Proposals as a single class.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your Shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the Shares on July 3, 2023.

If you attend the Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Petros Panagiotidis
Chairman and Chief Executive Officer
August 1, 2023
Limassol, Cyprus

CASTOR MARITIME INC.

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 1, 2023

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of Castor Maritime Inc., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of Shareholders to be held at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus, at 6:00 p.m. local time on September 1, 2023, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed on or about  August 1, 2023, to shareholders of the Company entitled to vote at the Meeting.

VOTING RIGHTS AND OUTSTANDING SHARES

The Board of Directors of the Company (the “Board”) has fixed the close of business on July 3, 2023 as the record date (the “Record Date”) for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof. The Company had issued and outstanding 96,562,976 common shares, par value $0.001 per share (the “Common Shares”) and 12,000 shares of our Series B Preferred Shares, par value $0.001 per share (the “Series B Preferred Shares” and, together with the Common Shares, the “Shares”). Each shareholder of record on the Record Date is entitled to one (1) vote for each Common Share and one hundred thousand (100,000) votes for each Series B Preferred Share then held. The holders of the Common Shares and the Series B Preferred Shares shall vote on the Proposals (as defined below) as a single class. One or more shareholders, present in person or by proxy, representing at least one-third of the total number of votes eligible to be cast by holders of Shares issued and outstanding and entitled to vote at the Meeting, shall be a quorum for the purposes of the Meeting. The Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders (the “Proposals”).

In the event that a quorum is not present at the Meeting, the majority of Shares present at the Meeting in person or by proxy shall have the power to adjourn the Meeting. If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Meeting will be required other than announcement at the Meeting in order to permit further solicitation of proxies; provided, that notice shall be given to each shareholder of record if the Board subsequently fixes a new record date for the new meeting.

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Board consists of three directors. As provided in the Company’s Articles of Incorporation, as amended, the Board has been divided into three classes and each director is elected to serve for a three-year term. Directors elected to the Board serve until the annual meeting of shareholders three years after their election or until a director’s successor is duly elected. The term of the director in Class C expires at the Meeting. The term of the director in Class A will expire at the 2024 Annual Meeting of Shareholders and the term of the director in Class B will expire at the 2025 Annual Meeting of Shareholders.

The Board has nominated Petros Panagiotidis, currently a Class C Director, whose term expires at the Meeting or whenever his successor is duly elected, for election as a Class C Director.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the person named in the enclosed proxy intends to vote the shares authorized thereby FOR the election of the following nominee. It is expected that the nominee will be able to serve, but if before the election it develops that the nominee is unavailable, the person named in the accompanying proxy will vote for the election of such substitute nominee as the current Board may recommend.

Nominee for Election to the Company’s Board

Information concerning the nominee for director of the Company is set forth below:

Name	Age	Position
Petros Panagiotidis	33	Director

Petros Panagiotidis is the founder of Castor Maritime Inc. He has been serving as the Company’s Chairman of the Board, Chief Executive Officer and Chief Financial Officer since its inception in September 2017. Since March 2023, he has also been serving as the Chairman and Chief Executive Officer of Toro Corp. During his years with Castor Maritime, he has been actively engaged in the company’s listing on the NASDAQ Capital Market in February 2019 and has been responsible for its corporate strategy and the management of its affairs. Prior to joining Castor Maritime, Mr. Petros Panagiotidis gained extensive experience working in shipping and investment banking positions focused on operations, corporate finance and business management. Mr. Panagiotidis holds a Bachelor’s degree in International Studies and Mathematics from Fordham University and a Master's Degree in Management and Systems with a concentration on Risk Management from New York University.

Required Vote.  Approval of Proposal One will require the affirmative vote of a plurality of the votes cast by shareholders entitled to vote and voting at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTOR.  PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF
INDEPENDENT AUDITORS

The Board is submitting for ratification at the Meeting the selection of Deloitte Certified Public Accountants S.A. (“Deloitte”) as the Company’s independent auditors for the fiscal year ending December 31, 2023.

Deloitte has advised the Company that it does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company other than in its capacity as the Company’s independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote.  Approval of Proposal Two will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote and voting at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF DELOITTE CERTIFIED PUBLIC ACCOUNTANTS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR OF 2023. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE

APPROVAL OF ONE OR MORE AMENDMENTS TO THE COMPANY’S ARTICLES OF INCORPORATION TO EFFECT ONE OR MORE REVERSE STOCK SPLITS OF THE COMPANY’S ISSUED COMMON SHARES, AT A RATIO OF NOT LESS THAN ONE-FOR-TWO AND NOT MORE THAN ONE-FOR-100 AND IN THE AGGREGATE AT A RATIO OF NOT MORE THAN ONE-FOR-100, INCLUSIVE

General

The Board considers it advisable and in the best interests of the Company and the shareholders and is hereby soliciting shareholder approval of one or more amendments to the Company’s Articles of Incorporation to effect one or more reverse stock splits of the Company’s Common Shares issued from time to time at a ratio of not less than one-for-two and not more than one-for-100 from time to time and in the aggregate at a ratio of not more than one-for-100 (regardless of the number of Common Shares issued and outstanding at the time of each such split), inclusive (the “Amendments”). A vote FOR the Proposal will constitute approval of any Amendment providing for the combination of any number of shares of the Company’s issued Common Shares between and including two and 100 into one share of Common Shares (subject to the aggregate ratio for all Amendments) and will grant the Board the authority to select which approved reverse stock split ratio within that range will be implemented. If the shareholders approve this proposal, the Board will have the authority, but not the obligation, in its sole discretion, and without further action on the part of the shareholders, to each time select an approved reverse stock split ratio and effect an approved reverse stock split by filing an Amendment with the Registrar of Corporations of the Republic of the Marshall Islands at any time after the approval of such Amendment. If implemented, a reverse stock split will become effective as of the beginning of the business day after the filing of the applicable Amendment with the Registrar of Corporations of the Republic of the Marshall Islands. The Amendments will not change the number of authorized shares or par value of the Common Shares. After a reverse stock split, if implemented, the number of authorized Common Shares will remain at 1,950,000,000 Common Shares.

The Board believes that shareholder approval of an exchange ratio range (rather than an exact exchange ratio) provides the Board with maximum flexibility to achieve the purposes of the reverse stock splits. If shareholders approve the Proposal, a reserve stock split will be effected, if at all, only upon a determination by the Board that such reverse stock split is advisable and in the Company’s and the shareholders’ best interests at that time. In connection with any determination to effect one or more reverse stock splits, the Board will set the time for such a split and select a specific reverse split ratio within the range.

The Board reserves its right to elect not to proceed, and abandon, any reverse stock split if it determines, in its sole discretion, that implementing it is not in the best interests of the Company and its shareholders.

Purpose and Background of Reverse Stock Split

The purpose for seeking approval to effect reverse stock splits is to increase the market price of each Common Share. The Company believes that the increased market price of the Common Shares expected as a result of implementing a reverse stock split will improve the marketability and liquidity of the Common Shares and will encourage interest and trading in the Common Shares. In addition, on April 20, 2023, the Company received written notification from The Nasdaq Stock Market that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2) because the closing bid price of the Company’s common stock for 30 consecutive business days, from March 8, 2023 to April 19, 2023, was below the minimum $1.00 per share. The Company believes that effecting a reverse stock split will help to regain and/or maintain compliance with the minimum bid price of $1.00 per share listing that is a requirement to maintain the listing on the Company’s Common Shares on the Nasdaq Capital Market, which the Company and the Board believe is in the best interests of the Company and its shareholders.

The Board intends to effect a reverse stock split in connection with Proposal Three only if it believes that a decrease in the number of Common Shares outstanding is likely to improve the trading price for the Company’s Common Shares, and only if the implementation of a reverse stock split is determined by the Board to be in the best interests of the Company and its shareholders. There can be no assurance that any reverse stock split, if and when implemented, will achieve any of the desired results. There also can be no assurance that the Company will be successful in regaining and/or maintaining compliance with Nasdaq Capital Market requirements or that the price per share of the Company’s Common Shares immediately after any such reverse stock split, if implemented, will increase proportionately with any reverse stock split, or that any increase will be sustained for any period of time.

Procedure for Exchange of Stock Certificates

As soon as practicable after the effective date of a reverse stock split, shareholders holding Common Shares in physical certificate form will be sent a letter of transmittal from the Company notifying them that the reverse stock split has been effected. The letter of transmittal will contain instructions on how shareholders should surrender to the Company’s exchange agent certificates representing pre-split shares in exchange for certificates representing post-split shares. The Company expects that its transfer agent will act as its exchange agent for purposes of implementing the exchange of share certificates. No new certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Shareholders holding shares in book-entry form with the transfer agent need not take any action to receive post-split shares or cash payment in lieu of any fractional share interest, if applicable. If a shareholder is entitled to post-split shares, a transaction statement will automatically be sent to the shareholder’s address of record indicating the number of shares of common stock held following the reverse stock split.

Upon a reverse stock split, the Company intends to treat shares held by shareholders in “street name” through a bank, broker or other nominee in the same manner as registered shareholders whose shares are registered in their names.  Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures than registered shareholders for processing the reverse stock split and making payment for fractional shares. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

Fractional Shares

No fractional shares will be created or issued in connection with the reverse stock split. Shareholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be exchanged, will be entitled, upon surrender to the exchange agent of certificates representing such shares or, in the case of non-certificated shares, such proof of ownership as required by the exchange agent, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the common stock on the NASDAQ Capital Market on the last trading day prior to the effective date of the reverse stock split as adjusted for the reverse stock split as appropriate or, if such price is not available, a price determined by the Board. The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment thereof as described herein.

Material U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of the reverse stock split to U.S. Holders (as defined below) of our Common Shares. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date of this proxy statement, all of which may be subject to change, possibly with retroactive effect. This summary only addresses holders who hold their shares as capital assets within the meaning of the Code and does not address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders subject to special tax treatment, such as financial institutions, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, insurance companies, regulated investment companies, persons that own shares as part of a hedge, straddle, or conversion transaction, persons whose functional currency is not the U.S. dollar, persons subject to the “base erosion and anti-avoidance” tax, persons that own, directly or constructively, 10% or more of our equity interests and tax-exempt entities. In addition, this summary does not consider the effects of any applicable state, local, foreign or other tax laws and does not address the U.S. federal income tax consequences of the reverse stock split to persons who are not U.S. Holders.

As used herein, the term “U.S. Holder” means a beneficial owner of Common Shares that is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds our Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our Common Shares, you are encouraged to consult your tax advisor.

We have not sought and will not seek any ruling from the Internal Revenue Service (the “IRS”), or an opinion from counsel with respect to the U.S. federal income tax consequences discussed below. There can be no assurance that the tax consequences discussed below would be accepted by the IRS or a court. The authorities on which this summary is based are subject to various interpretations, and it is therefore possible that the U.S. federal income tax treatment may differ from the treatment described below.

We urge holders to consult with their own tax advisors as to any U.S. federal, state, or local or foreign tax consequences applicable to them that could result from the reverse stock split.

The reverse stock split is intended to constitute a “reorganization” within the meaning of Section 368 of the Code and is not intended to be part of a plan to increase periodically a shareholder’s proportionate interest in our earnings and profits. Assuming the reverse stock split so qualifies,

•          A U.S. Holder should not recognize any gain or loss for federal income tax purposes (except for cash, if any, received in lieu of a fractional Common Share);

•          The U.S. Holder’s aggregate tax basis of the Common Shares received pursuant to the reverse stock split, including any fractional Common Share not actually received, should be equal to the aggregate tax basis of such holder’s Common Share surrendered in the exchange;

•          The U.S. Holder’s holding period for the Common Shares received pursuant to the reverse stock split should include such holder’s holding period for the Common Shares surrendered in the exchange; and

•          Cash payments received by the U.S. Holder for a fractional Common Share generally should be treated as if such fractional share had been issued pursuant to the reverse stock split and then redeemed by us, and such U.S. Holder generally should recognize capital gain or loss with respect to such payment, measured by the difference between the amount of cash received and such U.S. Holder’s tax basis in such fractional share. However, in certain circumstances, it is possible that the cash received in lieu of a fractional share could be characterized as a dividend for such purposes. U.S. Holders are encouraged to consult their tax adviser on the treatment of the receipt of cash in lieu of fractional shares in their specific situation.

U.S. Holders will be required to provide their social security or other taxpayer identification numbers (or, in some instances, additional information) to the transfer agent in connection with the reverse stock split to avoid backup withholding requirements that might otherwise apply in respect of cash payments. This information is generally provided on IRS Form W-9.  The letter of transmittal will require each U.S. Holder to deliver such information when the common stock certificates are surrendered following the effective date of the reverse stock split. Failure to provide such information may result in backup withholding at a rate of 24%.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT TO U.S. HOLDERS UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF SHAREHOLDERS.  YOU ARE ENCOURAGED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT TO YOU, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Required Vote.  Approval of Proposal Three will require the affirmative vote of a majority of the voting power of the total number of Shares issued and outstanding and entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE AMENDMENT TO THE ARTICLES OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

 SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.

EFFECT OF ABSTENTIONS

Abstentions (including broker non-votes) will not be considered affirmative votes for Proposals One and Two and will effectively constitute votes “AGAINST” Proposal Three.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

REPORTS TO SHAREHOLDERS

The Company’s latest annual report to shareholders on Form 20-F (the “Annual Report”) and this Proxy Statement are available on the Company’s website at www.castormaritime.com. Upon request, and without charge, the Company will furnish each person to whom this Proxy Statement is delivered with a copy of the Annual Report. To request a copy, please call Castor Maritime Inc. at (+357) 25-357-767, or write to Mr. Petros Panagiotidis at Castor Maritime Inc., 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus.

By Order of the Board of Directors

Petros Panagiotidis
Chairman and Chief Executive Officer
August 1, 2023
Limassol, Cyprus